TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2003 & 2002

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2003 & 2002

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	185,761,991	100	175,509,732	100
2	CURRENT ASSETS	39,842,602	21	38,207,899	22
3	CASH AND SHORT-TERM INVESTMENTS	17,543,940	9	14,913,000	8
4	ACCOUNTS RECEIVABLE, NET	16,805,105	9	17,911,515	10
5	OTHER ACCOUNTS RECEIVABLE, NET	2,735,715	1	2,019,120	1
6	INVENTORIES	716,470	0	933,160	1
7	OTHER CURRENT ASSETS	2,041,372	1	2,431,104	1
8	LONG - TERM	833,381	0	944,148	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	690,862	0	822,225	0
11	OTHER INVESTMENTS	142,519	0	121,923	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	120,661,992	65	127,021,833	72
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	300,040,549	162	277,569,441	158
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	179,823,252	97	155,982,669	89
17	CONSTRUCTIONS IN PROGRESS	444,695	0	5,435,061	3
18	DEFERRED ASSETS, NET	668,768	0	810,223	0
19	OTHER ASSETS	23,755,248	13	8,525,629	5
20	TOTAL LIABILITIES	106,112,590	100	111,911,533	100
21	CURRENT LIABILITIES	37,242,232	35	33,153,220	30
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	11,174,032	11	11,325,236	10
24	STOCK MARKET LOANS	9,087,969	9	174,526	0
25	TAXES PAYABLE	1,259,932	1	4,165,613	4
26	OTHER CURRENT LIABILITIES	15,720,299	15	17,487,845	16
27	LONG - TERM LIABILITIES	48,416,163	46	57,266,015	51
28	BANK LOANS	12,876,163	12	22,712,161	20
29	STOCK MARKET LOANS	35,540,000	33	34,553,854	31
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	20,454,195	19	13,495,846	12
32	OTHER LIABILITIES	0	0	7,996,452	7
33	CONSOLIDATED STOCKHOLDERS' EQUITY	79,649,401	100	63,598,199	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	79,649,401	100	63,598,199	100
36	CONTRIBUTED CAPITAL	39,102,140	49	40,202,981	63
37	CAPITAL STOCK (NOMINAL)	302,730	0	319,428	1
38	RESTATEMENT OF CAPITAL STOCK	27,388,115	34	28,472,267	45
39	PREMIUM ON SALES OF SHARES	11,411,295	14	11,411,286	18
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	40,547,261	51	23,395,218	37
42	RETAINED EARNINGS AND CAPITAL RESERVE	79,030,972	99	77,350,800	122
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(60,933,474)	(77)	(74,302,300)	(117)
45	NET INCOME	22,449,763	28	20,346,718	32

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	17,543,940	100	14,913,000	100
46	CASH	1,088,135	6	1,089,563	7
47	SHORT-TERM INVESTMENTS	16,455,805	94	13,823,437	93

18	DEFERRED ASSETS, NET	668,768	100	810,223	100
48	AMORTIZED OR REDEEMED EXPENSES	586,933	88	628,232	78
49	GOODWILL	81,835	12	181,991	22
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	37,242,232	100	33,153,220	100
52	FOREIGN CURRENCY LIABILITIES	18,961,421	51	11,321,216	34
53	MEXICAN PESOS LIABILITIES	18,280,811	49	21,832,004	66

24	STOCK MARKET SHORT-TERM SECURITIES	9,087,969	0	174,526	100
54	COMMERCIAL PAPER	0	0	174,526	100
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	9,087,969	0	0	0

26	OTHER CURRENT LIABILITIES	15,720,299	100	17,487,845	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	15,720,299	100	17,487,845	100

27	LONG - TERM LIABILITIES	48,416,163	100	57,266,015	100
59	FOREIGN CURRENCY LIABILITIES	40,966,163	85	48,167,162	84
60	MEXICAN PESOS LIABILITIES	7,450,000	15	9,098,853	16

29	STOCK MARKET LONG-TERM SECURITIES	35,540,000	100	34,553,854	100
61	BONDS	35,540,000	100	34,553,854	100
62	MEDIUM-TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	20,454,195	100	13,495,846	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	20,454,195	100	13,495,846	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	0	0	7,996,452	100
68	RESERVES	0	0	7,996,452	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(60,933,474)	100	(74,302,300)	100
70	ACCUMULATED MONETARY POSITION INCOME	(12,921,106)	21	(12,921,105)	17
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(48,012,368)	79	(61,381,195)	83

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,600,370	5,054,679
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	7,996,452
74	EXECUTIVES (*)	133	139
75	EMPLOYEES (*)	11,337	11,659
76	WORKERS (*)	50,633	51,977
77	OUTSTANDING SHARES (*)	12,109,205,252	12,777,101,725
78	REPURCHASE OF OWN SHARES (*)	670,153,231	387,745,943

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	116,847,959	100	117,240,676	100
2	COST OF SALES AND SERVICES	60,063,108	51	58,873,313	50
3	GROSS INCOME	56,784,851	49	58,367,363	50
4	OPERATING COSTS	17,246,360	15	17,205,924	15
5	OPERATING INCOME	39,538,491	34	41,161,439	35
6	COMPREHENSIVE FINANCING COST	4,069,968	3	6,694,670	6
7	INCOME AFTER COMPREHENSIVE FINANCING COST	35,468,523	30	34,466,769	29
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	35,468,523	30	34,466,769	29
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,840,068	11	13,858,332	12
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	22,628,455	19	20,608,437	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(178,692)	0	(261,719)	0
13	INCOME FROM CONTINUOUS OPERATIONS	22,449,763	19	20,346,718	17
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	22,449,763	19	20,346,718	17
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	22,449,763	19	20,346,718	17
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	22,449,763	19	20,346,718	17

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	116,847,959	100	117,240,676	100
21	DOMESTIC	114,523,397	98	114,608,130	98
22	FOREIGN	2,324,562	2	2,632,546	2
23	TRANSLATION INTO DOLLARS (***)	210,632	0	255,763	0

6	COMPREHENSIVE FINANCING COST	4,069,968	100	6,694,670	100
24	INTEREST EXPENSE	5,578,730	137	6,286,166	94
25	EXCHANGE LOSS	3,132,968	77	4,621,494	69
26	INTEREST INCOME	2,989,762	73	1,306,651	20
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(1,651,968)	(41)	(2,906,339)	(43)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,840,068	100	13,858,332	100
32	INCOME TAX	9,643,360	75	11,062,011	80
33	DEFERRED INCOME TAX	611,511	5	(325,441)	(2)
34	EMPLOYEE PROFIT SHARING	2,585,197	20	3,121,762	23
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	116,847,958	117,240,675
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	116,847,959	117,240,676
39	OPERATING INCOME (**)	39,538,491	41,161,439
40	NET INCOME OF MAJORITY INTEREST (**)	22,449,763	20,346,718
41	NET INCOME (**)	22,449,763	20,346,718

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	30,182,760	100	30,540,703	100
2	COST OF SALES AND SERVICES	15,425,912	51	14,537,662	48
3	GROSS INCOME	14,756,848	49	16,003,041	52
4	OPERATING COST	4,233,820	14	4,812,213	16
5	OPERATING INCOME	10,523,028	35	11,190,828	37
6	COMPREHENSIVE FINANCING COST	1,225,830	4	833,679	3
7	INCOME AFTER COMPREHENSIVE FINANCING COST	9,297,198	31	10,357,149	34
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,297,198	31	10,357,149	34
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,673,663	12	4,753,238	16
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	5,623,535	19	5,603,911	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(38,905)	(0)	(109,716)	(0)
13	INCOME FROM CONTINUOUS OPERATIONS	5,584,630	19	5,494,195	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	5,584,630	19	5,494,195	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	5,584,630	19	5,494,195	18
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	5,584,630	19	5,494,195	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	30,182,760	100	30,540,703	100
21	DOMESTIC	29,237,205	97	30,224,048	99
22	FOREIGN	945,555	3	316,655	1
23	TRANSLATION INTO DOLLARS (***)	83,230	0	29,658	0

6	COMPREHENSIVE FINANCING COST	1,225,830	100	833,679	100
24	INTEREST EXPENSE	1,188,607	97	1,364,045	164
25	EXCHANGE LOSS	965,630	79	654,339	78
26	INTEREST INCOME	357,838	29	477,249	57
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(570,569)	(47)	(707,456)	(85)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,673,663	100	4,753,238	100
32	INCOME TAX	1,914,511	52	2,611,472	55
33	DEFERRED INCOME TAX	961,956	26	1,361,647	29
34	EMPLOYEE PROFIT SHARING	797,196	22	780,119	16
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	22,449,763	20,346,718
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	21,483,641	20,399,001
3	CASH FLOW FROM NET INCOME FOR THE YEAR	43,933,404	40,745,719
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(12,029,928)	(2,969,171)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	31,903,476	37,776,548
6	CASH FLOW FROM OUTSIDE FINANCING	(87,616)	(7,885,128)
7	CASH FLOW FROM OWN FINANCING	(19,055,826)	(13,949,460)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(19,143,442)	(21,834,588)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(10,129,094)	(11,486,559)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,630,940	4,455,401
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,913,000	10,457,599
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	17,543,940	14,913,000

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	21,483,641	20,399,001
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	20,693,439	20,346,493
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	790,202	52,508

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(12,029,928)	(2,969,171)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,106,410	740,694
19	+(-) DECREASE (INCREASE) IN INVENTORIES	216,690	24,783
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(378,084)	711,844
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(12,974,944)	(4,446,492)

6	CASH FLOW FROM OUTSIDE FINANCING	(87,616)	(7,885,128)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	35,460,990	16,693,576
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	0	175,318
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,862,227	3,109,473
27	(-) BANK FINANCING AMORTIZATION	(36,393,108)	(26,717,344)
28	(-) DEBT SECURITIES AMORTIZATION	(1,017,725)	(1,146,151)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM OWN FINANCING	(19,055,826)	(13,949,460)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,100,850)	(630,046)
31	(-) DIVIDENS PAID	(7,622,589)	(7,497,895)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(10,332,387)	(5,821,519)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(10,129,094)	(11,486,559)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(37,742)	(82,196)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,062,507)	(11,860,342)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	971,155	455,979

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	19.21%		17.35%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.19%		31.99%
3	NET INCOME TO TOTAL ASSETS ( **)	12.09%		11.59%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	37.46%		29.04%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.36%		14.28%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.63	times	0.67	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.97	times	0.92	times
8	INVENTORIES ROTATION (**)	83.83	times	63.09	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	48	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.12%		9.14%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.12%		63.76%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.33	times	1.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.48%		53.16%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.13%		45.08%
15	OPERATING INCOME TO INTEREST EXPENSE	7.09	times	6.55	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.10	times	1.05	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.07	times	1.15	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.05	times	1.12	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.38	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	47.11%		44.98%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	37.60%		34.75%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(10.30)%		(2.53)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	5.72	times	6.01	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	0.46%		36.11%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	99.54%		63.89%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	109.22%		103.25%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.81		$1.59	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.81		$1.59	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	6.58		$4.98	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.63		$0.59	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.71	times	3.30	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.84	times	10.34	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Results

Operating

  Total lines in service, line equivalents and Internet access accounts increased 10.2% compared with the previous year
  Lines in service increased 8.6% compared with 2002
  In the data transmission business, line equivalents in operation increased 13.4%
  Internet access accounts increased 24.6% in 2003
  Local traffic increased 3.2% during the year
  DLD traffic had an annual increase of 7.2%
  ILD traffic decreased 8.3% in 2003

Financial

  Operating revenues totaled 116,848 million pesos, 0.3% lower than in 2002
  Operating margin was 33.8% and the EBITDA margin was 51.6%
  Net income rose to 22,450 million pesos for the full year, 10.3% higher than last year
  Earnings per share were 0.46 pesos and 0.82 dollars per ADR in the quarter and 1.85 pesos per share and 3.30 dollars per ADR for the full year
  Total debt in dollars decreased 4.7% compared with 2002
  Debt-to-capitalization ratio was 46.3% at year-end 2003

Operating results

Expansion of the telecommunications infrastructure

The investments that TELMEX carried out in 2003 totaled 995.7 million dollars and increased its installed capacity in an important manner, that is the case of installed lines that at the end of the year they reached 17 million 202 thousand lines. The installed Internet access services totaled 2 million 54 thousand services.

Local

At year-end 2003, TELMEX had 15,683,264 fixed lines in service, an annual increase of 8.6% with a net addition of 327,478 lines in the fourth quarter. This gain was 13.6% higher than the fourth quarter of 2002. During the year, 1,236,828 lines were added, 15.1% more than in 2002. Of total lines in service, 639,190 belong to Multifon Hogar, and this amount was three times higher than in 2002.

In the fourth quarter, penetration of digital services was 35.0%, 4.8 percentage points higher than the same quarter of 2002. Total lines with at least one digital service were 5,488,497.

Free voice mail was launched in the first quarter of 2003 and at year-end, there were 5,355,128 free voice mails in operation.

During the quarter, 6,668 million local calls were made, 2.8% higher than the same quarter of last year. For the full year, total call traffic increased 3.2%, totaling 26,494 million calls.

Interconnection traffic totaled 6,568 million minutes during the quarter, 12.8% more than the fourth quarter of 2002. For the full year, interconnection traffic totaled 25,790 million minutes, 19.1% higher than in 2002.

Long distance

In the fourth quarter, domestic long distance traffic totaled 3,763 million minutes, 0.9% higher than the same period of 2002. For the full year, domestic long distance minutes rose to 15,376 million, an annual increase of 7.2%.

International long distance traffic surged in the fourth quarter by totaling 1,406 million minutes an increase of 54.1% compared with the same period of the previous year. For the full year, international long distance minutes totaled 4,513 million, 8.3% lower than in 2002.

Data

In 2003, TELMEX had 1,452,338 Internet access accounts, an annual increase of 24.6%. The gain in accounts during the fourth quarter was 79,823. During the year, 286,937 Internet access accounts were added, an increase of 13.7% compared with 2002.

In the fourth quarter, 27,637 users were added to broadband service ADSL (Prodigy Infinitum), reaching 179,293 services at year-end 2003, 169.3% more than in 2002. Prodigy Infinitum accounts represented 12.4% of total accounts in service.

At December 31, 2003 Internet service penetration including broadband services, in respect to total lines in service was 9.3%, 1.2 percentage points more than the same period of the previous year.

In the corporate market of data transmission, TELMEX operated 2,291,111 line equivalents at the end of the fourth quarter; an increase of 13.4% compared with the same period of 2002. In the fourth quarter, the gain of line equivalents for data transmission rose to 113,582. The annual gain was of 270,319 line equivalents.

Consolidated Financial Results

Revenues

In the fourth quarter, total revenues were 30,183 million pesos, a decrease of 1.2%, compared with the same period of the previous year. For the full year, revenues totaled 116,848 million pesos, a decrease in real terms of 0.3% compared with 2002.

  Local: revenues decreased 4.0% in the fourth quarter and 2.5% for the full year.
  DLD: these revenues decreased 1.7% in the fourth quarter. For the full year, these revenues increased 1.5%.
  ILD: revenues increased 18.2% compared with the fourth quarter of 2002 and for the full year, they decreased 8.2%. The increase in the fourth quarter was due to more incoming traffic.
  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 4.7% in the fourth quarter compared with the same period of 2002 and 5.4% for the full year. These revenues were approximately 3,654 million pesos in the fourth quarter and 13,646 million pesos in 2003.
  Interconnection: revenues increased 2.5% compared with the fourth quarter of 2002 and 8.6% for the full year. This growth was the result of lower growth in Calling Party Pays traffic and the one originated by long distance operators.
  Others: these revenues are mainly comprised by advertising sales of yellow pages as well as for sales in Tiendas TELME|X (TELMEX Stores) that decreased 7.1% in the fourth quarter and 1.3% in 2003.

Costs and Expenses

Cash costs and expenses totaled 14,181 million pesos in the fourth quarter, a decrease of 3.7% compared with the same period of the previous year. For the full year, total cash costs and expenses rose to 56,615 million pesos, 1.6% more than the same period of 2002.

  Cost of sales and services: increased 1.3% in the fourth quarter and 1.8% for the full year. Both increases were due to higher pensions and seniority premiums, the increase in electricity rates and higher costs for telephone sets and PC's.

  Commercial, administrative and general expenses: decreased 12% in the fourth quarter due to the control on uncollectables and advertising expenses. For the full year, these expenses remained flat.

  Interconnection: decreased 1.9% compared with last year's fourth quarter and increased 3.0% for the full year.

  Depreciation and Amortization: presented an adjustment of 18.6% in the fourth quarter that was mainly due to the variation of the exchange rate. For the full year, the increase was of 1.7%.

EBITDA and Operating Income

In the fourth quarter, EBITDA totaled 16,002 million pesos, 1.2% higher than the same period of 2002 and for the full year, EBITDA totaled 60,233 million pesos, 2.1% lower than the previous year. Operating income in the fourth quarter totaled 10,523 million pesos, 6.0% lower than the same period of the previous year and for the full year, operating income decreased 3.9% totaling 39,539 million pesos.

Comprehensive Financing Cost

Comprehensive financing cost was 1,226 million pesos during the fourth quarter due to an exchange loss of 970 million pesos resulting from the depreciation of the peso versus the US dollar of 2.8% during the quarter. Net Interest showed a charge of 829 million pesos and a gain of 573 million pesos was generated in the monetary position. Comprehensive financing cost for the full year totaled 4,070 million pesos, 39.2% lower than in 2002.

Net Income

Net income in the fourth quarter totaled 5,585 million pesos, 1.7% higher than the same period of 2002. For the full year, net income rose to 22,450 million pesos, an increase of 10.3% compared with 2002.

Repurchase of Shares

From October 1st to December 31st, TELMEX repurchased 181,245,600 of its own shares representing 1.5% of outstanding shares at September 30. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.46 pesos and 1.85 pesos for the full year.

Debt

At December 31, 2003 total debt, short-term and long-term equaled 6.112 billion dollars a decrease of 4.7% from 6.413 billion dollars in December 2002. Without considering hedges, 87.3% of total debt was foreign-denominated and at the end of December, currency hedges covered 585 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% and 1.1 billion dollars with a fixed rate of 2.4%, with average maturities of 6 years for swaps denominated in pesos and 5 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 93.1% of total debt.

Local Service Business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,297	$13,761	(3.4)	$53,722	$55,080	(2.5)
Recovery of LADA special projects	505	460	9.8	1,816	1,801	0.8
LADA interconnection	968	878	10.3	3,492	3,496	(0.1)
Interconnection with operators	312	244	27.9	1,064	877	21.3
Interconnection with cellular	4,063	4,024	1.0	16,501	15,302	7.8
Other	2,297	2,428	(5.4)	8,646	8,483	1.9
Total	21,442	21,795	(1.6)	85,241	85,039	0.2

Operating costs and expenses
Cost of sales and services	4,836	5,075	(4.7)	18,737	18,631	0.6
Commercial, administrative and general	3,307	3,347	(1.2)	14,254	14,251	0.0
Interconnection	3,041	3,102	(2.0)	12,273	11,913	3.0
Depreciation and amortization	3,806	3,202	18.9	14,067	13,797	2.0
Total	14,990	14,726	1.8	59,331	58,592	1.3

Operating income	$6,452	$7,069	(8.7)	$25,910	$26,447	(2.0)

EBITDA	$10,258	$10,271	(0.1)	$39,977	$40,244	(0.7)
EBITDA Margin (%)	47.8	47.1	0.7	46.9	47.3	(0.4)
Operating Margin (%)	30.1	32.4	(2.3)	30.4	31.1	(0.7)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the fourth quarter decreased 1.6% compared with the same period of the previous year. This result was due to the decrease of measured service rates in real terms, partially offset by higher interconnection revenues. For the full year, local revenues had an annual increase of 0.2% totaling 85,241 million pesos.

Operating costs and expenses increased 1.8% compared with the fourth quarter of 2002. This result was due to higher depreciation derived from the variation of the peso to the US dollar, partially offset by a decrease of 4.7% and 1.2% in cost of sales and services and commercial, administrative and general expenses, respectively. Additionally, costs related to interconnection decreased 2.0% in the fourth quarter. For the full year, total operating costs and expenses increased 1.3% totaling 59,331 million pesos

In the fourth quarter, operating income decreased 8.7% totaling 6,452 million pesos and EBITDA totaled 10,258 million pesos, similar to the amount registered in the same period of 2002. For the full year, operating income decreased 2.0% and EBITDA decreased 0.7%, totaling 25,910 and 39,977 million pesos, respectively.

Long distance business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Domestic long distance	$4,100	$4,483	(8.5)	$17,124	$17,412	(1.7)
International long distance	2,005	1,654	21.2	7,389	8,016	(7.8)
Total	6,105	6,137	(0.5)	24,513	25,428	(3.6)

Operating costs and expenses
Cost of sales and services	994	1,287	(22.8)	4,521	4,775	(5.3)
Commercial, administrative and general	1,391	1,480	(6.0)	5,027	5,069	(0.8)
Interconnection to the local network	906	837	8.2	3,320	3,342	(0.7)
Cost of LADA special projects	468	435	7.6	1,711	1,709	0.1
Depreciation and amortization	629	537	17.1	2,787	2,573	8.3
Total	4,388	4,576	(4.1)	17,366	17,468	(0.6)

Operating income	$1,717	$1,561	10.0	$7,147	$7,960	(10.2)

EBITDA	$2,346	$2,098	11.8	$9,934	$10,533	(5.7)
EBITDA Margin (%)	38.4	34.2	4.2	40.5	41.4	(0.9)
Operating Margin (%)	28.1	25.4	2.7	29.2	31.3	(2.1)

Comments on Long Distance Financial Results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 0.5% in the fourth quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international long distance traffic. For the full year, long distance revenues totaled 24,513 million pesos, a decrease of 3.6% compared with the previous year.

Operating costs and expenses in the fourth quarter decreased 4.1% compared with the same period of last year. This decrease is the result of the strict control on cost of sales and services that decreased 22.8% as well as in commercial, administrative and general expenses that also decreased 6.0%. Depreciation increased 17.1% because of the variation of the peso to the US dollar. For the full year, operating costs and expenses decreased 0.6%, totaling 17,366 million pesos.

Operating income increased 10.0% and EBITDA increased 11.8% in the fourth quarter totaling 1,717 and 2,346 million pesos, respectively. For the full year, operating income decreased 10.2% totaling 7,147 million pesos and EBITDA decreased 5.7% totaling 9,934 million pesos.

Definition

TELMEX, is a corporation made up of Telefonos de Mexico, S.A. de C.V., its subsidiaries and affiliates, provides telecommunications services throughout the country. In addition to other services, this includes operation of the nation's most complete local, domestic and international long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, colocation, web hosting, production and distribution of telephone directories and interconnection services to other telecommunications operators

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Consolidated

Final printing

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S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the fourth quarter of 2003 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 300,040,549	Ps. 330,158,982
Depreciation	(179,823,252)	(206,976,722)
Construction in progress	444,695	539,532

Total	120,661,992	123,721,792

Results	20,497,566	22,496,378

S 18 DEFERRED ASSETS

At December 31, 2003, deferred assets rose to Ps. 668,768 that is comprised mainly by Ps. 586,933, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of Ps. 81,835 corresponds to goodwill that Teléfonos de México Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom; this goodwill is being amortized in 5 years.

S 19 OTHER ASSETS

This item rose to $ 23,755,248 and $ 8,525,629 at December 31, 2003 and 2002, respectively, and is comprised by the following:

2003 2002

Inventories Ps. 1,419,210 Ps. 1,348,558

Intangible assets D-3 0 7,177,071

Projected net Asset D-3 22,336,038 0

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

INTANGIBLE ASSETS: derived from the application of Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accounts (IMCP)

PROJECTED NET ASSET (D-3):

At December 31, 2003, the market value of the established fund exceeded the Accumulated Benefit Obligation (ABO) in $3,509,362 and, accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, the recognition of an additional minimum liability and the related intangible asset and effect of labor obligations on stockholders' equity was eliminated.

As a result of the foregoing, the balance sheet at December 31, 2003 presents a projected net asset of $22,336,038.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29.5762 per ADS.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable bi-annually.

During the third and fourth quarter of 2003, Telmex made several purchases in the market of the convertible debentures for the amount of US$ 191.2 million.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable bi-annually. Additionally, on May 8, 2001 TELMEX issued additional senior notes for U.S.$500 million with the same characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursátiles") for a total of Ps. 3,200 million (Ps. 4,250 million in 2001, nominal value) under the Ps. 10,000 million program authorized by the National Banking and Securities Commission. The unissued balance under this program is Ps. 2,550 million.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

During the year, credits for the amount of U.S $727 million were prepaid that includes the advanced payment made in June of a syndicated loan for U.S.$ 450 million that was due in December 2003.

S 26 OTHER CURRENT LIABILITIES

At December 31, 2003 and 2002, this item rose to Ps. 15,720,299 and Ps. 17,487,845 respectively and is comprised by the following concepts:
	2003	2002
Accounts payable	Ps. 9,420,903	Ps. 11,082,062
Accrued liabilities	5,027,955	5,234,483
Deferred credits	1,271,441	1,171,300

Short-Term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

This item rose to $ 35,540,000 and $34,553,854 at December 31 2003 and 2002, respectively and is comprised by the following:

2003 2002

Domestic Senior Notes Ps 7,450,000 Ps. 7,746,510

Bonds 28,090,000 16,084,406

Convertible Debt 0 10,722,938

S 31 DEFERRED CREDITS

At December 31, 2003 and 2002, this item rose to Ps. 20,454,195 and Ps. 13,495,846, respectively and corresponds to deferred taxes based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At December 31, 2002 this item rose to Ps. 7,996,452 and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS

At December 31, 2003 and 2002, this item rose to Ps. 79,030,972 and Ps. 77,350,800, respectively and is comprised by the following concepts:
	2003	2002
Legal reserve	Ps. 16,630,529	Ps. 15,904,800
Unappropriated earnings of prior years	62,400,443	61,446,000

On April 29, 2003 and 2002, stockholders meeting approved an increase of Ps. 7,601,474 (nominal value) and Ps. 4,549,888 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 10,000,000 (nominal value) respectively. At December 31, 2003 and 2002, the remaing authorized amount was Ps. 1,974,502 (nominal value) and Ps. 5,571,124 (nominal value), respectively.

From January to December 2003, the Company acquired 666.2 million Series "L" shares for Ps. 11,391,449 (historical cost of Ps. 11,174,197) and 3.9 million Series "A" shares for Ps. 67,233 (historical cost of Ps. 65,805).

From January to December 2002, the Company acquired 386.4 million Series "L" shares for Ps. 6,429,340 (historical cost of Ps. 6,031,506) and 1.4 million series "A" shares for Ps. 21,785 (historical cost of Ps. 20,748).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At December 31, 2003 and 2002, this item rose to Ps. (60,933,474) and Ps. (74,302,300), respectively and is comprised in the following manner:
	2003	2002
Accumulated monetary position loss	Ps. (12,921,106)	Ps. (12,921,105)
Result from holding non-monetary assets	(48,012,368)	(61,381,195)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees.

In 1990, the Company established an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

This item presents the balance of the projected net asset for Ps. 22,336,038 and the current net liability for Ps. 7,996,452 at December 2003 and 2002, respectively.

COMPREHENSIVE INCOME

At December 31, 2003 and 2002 this item rose to Ps. 24,960,814 y Ps. 21,756,612, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:
		2003		2002
Net income for the period	Ps.	22,449,763	Ps.	20,346,718
Result from holding non-monetary assets		4,129,481		10,375,473
Deferred income tax of the period		(1,618,430)		(1,073,337)
Effect of labor obligations		0		(7,892,242)

Comprehensive Income		24,960,814		21,756,612

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At December 31, 2003 and 2002, Telmex Group is recognizing Ps. 611,511 and Ps. (325,441), respectively for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) between the inventory of goods for sale (Ref. S 6), fact that affects the result.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT
					(Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	29,429,972
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,084,734
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,102,940
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	508,276
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	57
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	836,790
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	162,391
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	114,979
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	66,972
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,343
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	28,769
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	72,351
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	876,843
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	78,731
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	186,097
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,702
17	Telmex International, Inc.	Holding Company in the U S A.	4	100	202,569	233,652
18	Instituto Tecnológico de Telefonos de Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	255,912
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	545,985
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	1,003,396
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	536,435
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	9,176
24	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	68
25	Teninver, S.A. de C.V.	Investments in all types of businesses	4,120,049,760	100	6,094,053	6,398,855
26	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,864	1,191,992

	Others Subsidiaries ___ (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				28,055,932	52,729,422

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	217,691
2	Technology Fund I, LLC	Communication services	500	50	20,898	17,045
3	The Telvista Company	Telemarketing Services in USA	450	45	428,525	332,746
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	94,904
5	TM & MS, LLC	Internet portal (T1MSN)	1	50	29,621	28,476
	Others Associates ____ (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,534,053	690,862
	OTHER PERMANENT INVESTMENTS					142,519
	T O T A L					53,562,803

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

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Credit Type /	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
Institution
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14-12-2005	2.22	0	0	0	0	0	0	0	0	0	31,888	19,275	0	0	0
ABN AMRO BANK (1)	14-03-2008	2.65	0	0	0	0	0	0	0	0	0	1,011,955	1,011,955	1,011,955	779,209	64,206
BANAMEX AG. NY (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	8,003	4,039	4,039	0	0
BANCA SERFIN AG.NY (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	4,200	2,111	2,111	0	0
BBV ARGENTARIA S.A. (1)	22-12-2007	1.97	0	0	0	0	0	0	0	0	0	180,744	180,744	180,744	180,744	0
BANCO INTERNACIONAL, SAG (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	1,138	574	574	0	0
BANCO SANTANDER CH NY (1)	27-11-2008	1.42	0	0	0	0	0	0	0	0	0	28,691	28,691	28,691	28,691	3,172
BANK OF AMERICA (1)	14-04-2006	1.47	0	0	0	0	0	0	0	0	0	157,125	121,387	20,755	0	0
BANK OF AMERICA (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	50,246	25,359	25,359	0	0
BARCLAYS BANK, BRUSSELS (1)	31-12-2004	2.47	0	0	0	0	0	0	0	0	0	90,519	0	0	0	0
BARCLAYS BANK, BRUSSELS (1)	31-12-2005	2.22	0	0	0	0	0	0	0	0	0	97,319	97,319	0	0	0
CITIBANK, N.A. (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	158,708	79,736	79,736	0	0
DEXIA BANK (1)	31-12-2014	2.22	0	0	0	0	0	0	0	0	0	277,141	277,141	277,141	277,141	645,548
EXPORT DEVELOPMENT C. (1)	22-04-2008	1.77	0	0	0	0	0	0	0	0	0	430,339	366,365	287,617	34,926	4,469
GOLDMAN SACHS INT. (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	11,175	5,640	5,640	0	0
JAPAN BANK FOR INT. COOP. (1)	10-10-2011	2.31	0	0	0	0	0	0	0	0	0	0	408,726	408,726	408,726	1,634,903
JP MORGAN CHASE BANK (1) *	20-12-2004	1.92	0	0	0	0	0	0	0	0	0	5,056,200	0	0	0	0
KREDITANSTALT FUR W. (1)	15-12-2006	2.52	0	0	0	0	0	0	0	0	0	131,087	131,087	131,087	0	0
KREDITANSTALT FUR W. (1)	30-11-2004	1.72	0	0	0	0	0	0	0	0	0	2,486	0	0	0	0
NATEXIS BANQUE (2)	31-03-2022	2.00	0	0	0	0	0	0	0	0	0	20,966	20,966	20,966	20,966	222,116
NORDEA BANK FINLAND (1)	04-12-2007	2.47	0	0	0	0	0	0	0	0	0	358,107	358,107	189,567	17,546	0
NORDEA BANK FINLAND (1)	09-11-2004	2.72	0	0	0	0	0	0	0	0	0	104,495	0	0	0	0
NORDIC INVESTMENT BANK (1)	06-12-2006	2.32	0	0	0	0	0	0	0	0	0	112,360	112,360	112,360	0	0
SKANDINAVISKA ENSKILDA B. (1)	28-02-2010	2.65	0	0	0	0	0	0	0	0	0	79,140	79,140	79,140	79,140	90,900
SKANDINAVISKA ENSKILDA B. (1)	27-02-2004	2.22	0	0	0	0	0	0	0	0	0	22,055	0	0	0	0
SOCIETE GENERALE PARIS (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	8,804	4,443	4,443	0	0
SOCIETE GENERALE PARIS (1)	24-12-2006	2.03	0	0	0	0	0	0	0	0	0	8,679	4,380	4,380	0	0
SOCIETE GENERALE PARIS (1)	14-05-2007	1.97	0	0	0	0	0	0	0	0	0	49,833	21,478	866	15	0
THE BANK OF TOKYO-MITSUB (1)	28-12-2008	2.57	0	0	0	0	0	0	0	0	0	317,309	317,309	317,309	317,309	46,295
ARRENDADORA CITIBANK (1)	25-06-2004	2.22	0	0	0	128,977	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27-06-2005	2.22	0	0	0	211,750	109,826	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10-10-2006	2.12	0	0	0	122,995	126,706	130,529	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10-10-2006	2.22	0	0	0	231,602	247,400	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27-01-2004	6.34	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24-12-2006	2.03	0	0	0	26,193	13,220	13,220	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22-05-2004	6.37	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26-06-2006	2.10	0	0	0	289,887	301,082	154,881	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	28-02-2004	6.49	580	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDERAC (1)	24-12-2006	2.03	0	0	0	51,335	25,869	25,869	0	0	0	0	0	0	0	0
TOTAL BANKS			1,300,580	0	0	1,062,740	824,102	324,499	0	0	0	8,810,712	3,678,333	3,193,208	2,144,413	2,711,608

STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
SENIOR NOTES DUE 2006 (2)	26-01-2006	8.25	0	0	0	0	0	0	0	0	0	0	0	16,854,000	0	0
SENIOR NOTES DUE 2008 (2)	19-11-2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,236,000
CONVERT. SECURITIES 2004 (2)	15-06-2004	4.25	0	0	0	0	0	0	0	0	0	9,087,969	0	0	0	0
CERT. BURSATIL TMX 02-2 (4)	10-02-2005	7.17	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09-02-2007	7.54	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS TMX 01, 02-3 Y 02-4 (2)	31-05-2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS TMX 01-2 (4)	26-10-2007	7.64	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	7,450,000	0	0	0	0	0	0	0	9,087,969	0	16,854,000	0	11,236,000

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			15,720,299	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			15,720,299	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			17,020,879	7,450,000	0	1,062,740	824,102	324,499	0	0	0	17,898,681	3,678,333	20,047,208	2,144,413	13,947,608

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.22 at December 31, 2003
  TIIE at 28 days is equivalent to 6.2889 at December 31, 2003
  CETES at 91 days is equivalent to 6.1700 at December 31, 2003
  CETES at 182 days is equivalent to 6.7400 at December 24, 2003

C.- * Syndicated Credit Administrative Agent

D.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

E.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2003 were as follows:
CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,304,750	11.2360
EURO	22,835	14.1630

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

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TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	551,354	6,195,011	0	0	6,195,011

LIABILITIES	5,304,751	59,604,172	28,783	323,412	59,927,584
SHORT-TERM LIABILITIES	1,684,922	18,931,778	2,638	29,643	18,961,421
LONG-TERM LIABILITIES	3,619,829	40,672,394	26,145	293,769	40,966,163
NET BALANCE	(4,753,397)	(53,409,161)	(28,783)	(323,412)	(53,732,573)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2003 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,304,750	11.2360
EURO	22,835	14.1630

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	36,560,358	86,958,297	50,397,939	0.40	201,592
FEBRUARY	35,329,491	89,493,355	54,163,864	0.28	151,659
MARCH	37,691,382	89,235,609	51,544,227	0.63	324,729
APRIL	37,418,314	86,945,912	49,527,598	0.17	84,197
MAY	37,705,667	83,419,160	45,713,493	(0.32)	(146,283)
JUNE	37,988,424	82,321,067	44,332,643	0.08	35,466
JULY	31,060,277	75,854,678	44,794,401	0.14	62,712
AUGUST	33,700,783	77,431,029	43,730,246	0.30	131,191
SEPTEMBER	34,968,492	77,767,661	42,799,169	0.60	256,795
OCTOBER	34,771,986	76,613,962	41,841,976	0.37	154,815
NOVEMBER	39,732,459	78,138,672	38,406,213	0.83	318,772
DECEMBER	47,186,360	85,130,441	37,944,081	0.43	163,160
ACTUALIZATION :	0	0	0	0.00	31,643
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(118,480)
TOTAL					1,651,968

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	USAGE (%)

NOT AVAILABLE		0	0

NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE				0	0

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				53,871,252
LONG DISTANCE SERVICE				37,230,068
INTERCONNECTION				17,565,458
OTHERS				5,856,619
TOTAL				114,523,397

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				2,324,562

TOTAL				2,324,562

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

---

ITEM	FOURTH QUARTER 2003	USAGE %	USED AMOUNT	BUDGET 2003	USAGE %

DATA	939,124	54.3	1,879,956	1,729,431	108.7
INTERNAL PLANT	871,557	43.2	1,681,906	2,016,619	83.4
OUTSIDE PLANT	1,252,782	33.6	2,775,211	3,733,730	74.3
TRANSMISSION NETWORK	1,138,193	47.3	2,266,220	2,405,183	94.2
SYSTEMS	363,676	48.0	445,135	757,636	58.8
OTHERS	1,412,548	163.9	2,014,079	861,894	233.7

TOTAL INVESTMENT	5,977,880	52.0	11,062,507	11,504,493	96.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIAL	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION			PUBLIC SUBSCRIPTION
				VARIABLE PORTION	MEXICAN		FIXED	VARIABLE
A	0.025		264,575,974	0		264,575,974	6,614	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		7,708,148,693	0		7,708,148,693	192,704	0
TOTAL	0.025		12,109,205,252	0	4,136,480,585	7,972,724,667	302,730	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	12,109,205,252
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	670,153,231	18.00460		17.80570

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. CARLOS SLIM HELU AV. PASEO DE LAS PALMAS 750, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 25 49 00 55 20 15 10

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedina@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedina@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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SERIES:	ALL

POSITION:	CHAIRMAN OF THE BOARD
NAME:	ING. CARLOS SLIM ELU

POSITION:	BOARD PROPIETORS
NAME:	SR. EMILIO AZCARRAGA JEAN
NAME:	ING. JAIME CHICO PARDO
NAME:	ING. ANTONIO COSIO ARIÑO
NAME:	SR. MARK E. ROYSE
NAME:	MTRA. AMPARO ESPINOSA RUGARCIA
NAME:	ING. ELMER FRANCO MACIAS
NAME:	C.P. RAFAEL KALACH MIZRAHI
NAME:	LIC. ANGEL LOSADA MORENO
NAME:	SRITA. JANET M. DUNCAN
NAME:	LIC. RICARDO MARTIN BRINGAS
NAME:	SR. ROMULO O FARRIL JR.:
NAME:	C.P. JUAN ANTONIO PEREZ SIMON
NAME:	LIC. FERNANDO SENDEROS MESTRE
NAME:	LIC. CARLOS SLIM DOMIT
NAME:	LIC. MARCO ANTONIO SLIM DOMIT
NAME:	SR. JAMES W. CALLAWAY

POSITION:	BOARD ALTERNATES
NAME:	SR. JAIME ALVERDE GOYA
NAME:	LIC. CARLOS BERNAL VEREA
NAME:	SR. JORGE A. CHAPA SALAZAR
NAME:	ING. ANTONIO COSIO PANDO
NAME:	C.P. ANTONIO DEL VALLE RUIZ
NAME:	LIC. ARTURO ELIAS AYUB
NAME:	SRA. ANGELES ESPINOSA YGLESIAS
NAME:	SR. JORGE ESTEVE CAMPDERA
NAME:	ING. AGUSTIN FRANCO MACIAS
NAME:	C.P. HUMBERTO GUTIERREZ OLVERA Z.
NAME:	LIC. JOSE KURI HARFUSH
NAME:	LIC. FEDERICO LAFFAN FANO
NAME:	C.P. FRANCISCO MEDINA CHAVEZ
NAME:	ING. BERNARDO QUINTANA ISAAC
NAME:	LIC. PATRICK SLIM DOMIT
NAME:	LIC. FERNANDO SOLANA MORALES
NAME:	LIC. EDUARDO VALDES ACRA

POSITION:	STATUTORY AUDITOR
NAME:	C.P. ALBERTO TIBURCIO CELORIO

POSITION:	ALTERNATE STATUTORY AUDITOR
NAME:	C.P. FERNANDO ESPINOSA LOPEZ

POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. SERGIO MEDINA NORIEGA

POSITION:	ASISTANT SECRETARY
NAME:	LIC. RAFAEL ROBLES MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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 DECLARAIOTN BY THE THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, FEBRUARY 3, 2004.

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